787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

March 25, 2011

VIA EDGAR

Ed Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Australia Equity Fund, Inc. (the “Registrant”)
Post-Effective Amendement No. 2 to the Registration Statement Filed on February 23, 2011
Securities Act File No. 333-164092; Investment Company Act File No. 811-04438

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on March 18, 2011.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                              The Registrant did not include in its Form N-SAR filing for the period ended April 30, 2009 a letter from its prior auditor as required by Item 4 of Form 8-K, which is referenced in Item 77K of Form N-SAR.  Please file such letter as an exhibit to Form N-SAR.

Response:                                                                The Registrant requested the letter required by Item 4 of Form 8-K at the time that it transitioned to its current auditor, however it did not receive it.  The Registrant has contacted its prior auditor to request the letter and has stated that it will file the letter as an exhibit to its Form N-SAR next filed after receipt of the letter.

Comment No. 2:                              Please include disclosure in the Fact Sheets posted to the Fund’s website stating the components of Fund distributions.  For example, the Fund’s January 2011 Fact Sheet does not indicate that a large portion of the Fund’s distributions described therein was a return of capital.

NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                                                                The Fund intends to include the following disclosure in its Fact Sheets on a going-forward basis:

“Under U.S. tax rules applicable to the Fund, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Fund’s fiscal year.  The Fund anticipates that sources of distributions to shareholders may include net investment income, net realized short-term capital gains, net realized long-term capital gains and return of capital.  The estimated composition of the distributions may vary from quarter to quarter and may be impacted by future income, expenses and realized gains and losses on securities.  For more detailed information related to the composition of the Fund’s distributions, see http://www.aberdeeniaf.com.”

Comment No. 3:                              Please delete the references to “borne by the Fund” in the third row of the fee table and in footnote (1) to the fee table.

Response:                                                                The requested deletions have been made.

Comment No. 4:                              The first paragraph under the “Investment Policies” section lists several criteria that will be considered in determining whether a company is “tied economically” to Australia.  Please explain how certain of these criteria (e.g., headquartered in Australia) expose a company to the economic risks and fortunes of Australia.

Response:                                                                A similar comment was provided in connection with Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.  In response, the Fund added the following disclosure, which appears immediately after the list of the several criteria considered in determining if a company is “tied economically” to Australia: “Certain of these criteria can be considered on their own in determining whether a company is “tied economically” to Australia, while others are only considered in combination with other criteria.  Most of the Fund’s holdings meet several of the above-listed criteria.”

Accordingly, the Fund does not believe that each of the criteria listed is required to, on its own, expose a company to the economic risks and fortunes of Australia.  The Fund believes that each of the companies in which it will invest will be exposed to the economic risks and fortunes of Australia because it will either meet several of the above-listed criteria or meet one criterion which by itself exposes the company to the economic risks and fortunes of Australia.

Comment No. 5:                              Please consider the letter from Barry Miller of the Staff to the Investment Company Institute regarding derivatives disclosure as it relates to the disclosure included under “Options Strategies” on page 16 of the Prospectus.

Response:                                                                The Fund does not currently intend to use options in the manner described in the above-referenced section.  Therefore, the Fund has moved such disclosure to its Statement of Additional Information.

Comment No. 6:                              In the “Dividends and Distributions” section on page 28 of the Prospectus, please include disclosure explaining that a return of capital is a return of a shareholder’s initial investment and disclose the tax implications of returns of capital.

Response:                                                                The Registrant submits that the first sentence second paragraph of the above-referenced section currently explains returns of capital.  In addition, the Registrant has added the following disclosure to such section to address the Staff’s comment:

“Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce a shareholder’s basis in his shares (thereby increasing any realized gain or decreasing realized loss upon ultimate disposition of the shareholder’s shares, possibly increasing such shareholder’s income tax liability at such time) and, after the shareholder’s basis is reduced to zero, will constitute capital gains to a shareholder who holds his shares as capital assets.”

Comment No. 7:                              In the section discussing the Fund’s charter and Maryland Law, please include a statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

Response:                                                                The Fund has added the following disclosure to the relevant section:  “The provisions of the Maryland Control Share Acquisition Act do not apply to any shares stock of the Fund, now or hereafter outstanding, and all such shares and the voting rights thereof shall be exempt from the provisions of the Maryland Control Share Acquisition Act.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
James J. O’Connor, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP